UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date March 6,2017

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

(Registrant)

By: /s/ Andi Setiawan

----------------------------------------------------

(Signature)

Andi Setiawan

VP Investor Relations

INFORMATION TO INVESTOR

No.TEL. 22/KU839/COP-I5000000/2017

Jakarta, March 6, 2017 – Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. ("Telkom") filed its audited consolidated financial statement for year 2016 to Indonesian Financial Services Authority (“OJK”) and Indonesian Stock Exchanges.

Telkom delivered remarkable performance in FY16 by recording triple-double-digit growth in Revenue, EBITDA, and Net Income of 13.5%, 15.7%, and 24.9% YoY, respectively.

Data, Internet & IT Services segment was the growth driver which increased by more than 31% YoY. The segment contributed 37.0% to total Revenue.

 A summary  of  the  statement of financial position and statement of comprehensive income as follows:

Key Indicators (Rp. Bn)	YoY
	FY16	FY15	Growth (%)
Revenues	116,333	102,470	13.5
Expenses	77,138	70,052	10.1
Operating Profit	39,195	32,418	20.9
EBITDA	59,498	51,415	15.7
EBITDA Margin (%)	51.1	50.2	0.9ppt
Net Income	19,352	15,489	24.9
Net Income Margin (%)	16.6	15.1	1.5ppt
Assets	179,611	166,173	8.1
Liabilities	74,067	72,745	1.8
Non-controlling Interests	21,160	18,292	15.7
Equity attributable to owners of the compan	84,384	75,136	12.3

The  Financial Statements  are  prepared  in according with Indonesian Financial Accounting Standards.

Copies of  the Telkom's statement of financial position and statement of comprehensive income for the audited full year 2016 are attached to this Information to Investor. For a complete version of all the documents above, please visit  www.telkom.co.id.

Sincerely yours,

/s/   Andi Setiawan

Andi Setiawan

Vice President  Investor  Relations

For  further  information,  please  contact:

Investor  Relations

PT Telkom Indonesia (Persero), Tbk

Tel:          62-21-5215109

Fax:         62-21-5220500

Email:      investor@telkom.co.id

Website:  www.telkom.co.id

About PT Telkom Indonesia (Persero) Tbk

PT Telkom Indonesia (Persero) Tbk (“Telkom”) is the largest telecommunications and network provider in Indonesia.  The company offers a wide range of network and telecommunication services, including fixed wireline connections, cellular services, network and interconnection services, as well as internet and data communication services. Beside telecommunication services, it also operates multimedia businesses such as content and applications, completing its business portfolio which includes Telecommunication, Information, Media, Edutainment and Services (TIMES).  Its shares are traded on the Indonesia Stock Exchange (“IDX”) and the New York Stock Exchange (“NYSE”), using the TLKM and TLK tickers, respectively.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2016

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

	Notes	2016	2015
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2c,2e,2u,3,31,37	29,767	28,117
Other current financial assets	2c,2e,2u,4,31,37	1,471	2,818
Trade Receivables - net of provision for impairment of receivables	2g,2u,2ab,5,37
Related parties	2c,31	894	1,104
Third parties		6,469	6,413
Other receivables - net of provision for impairment of receivables	2g,2u,37	537	355
Inventories - net of provision for obsolescence	2h,6	584	528
Advances and prepaid expenses	2c,2i,2m,7,31	5,246	5,839
Claim for tax refund	2t,26	592	66
Prepaid taxes	2t,26	2,138	2,672
Assets held for sale	2j,9	3	-
Total Current Assets		47,701	47,912
NON-CURRENT ASSETS
Long-term investments	2f,8	1,847	1,807
Property and equipment - net of accumulated depreciation	2l,2m,2aa,9,34	114,498	103,700
Prepaid pension benefit cost	2s,29	199	1,331
Advances and other non-current assets	2c,2g,2i,2n,2u,10,31,37	11,508	8,166
Intangible assets - net of accumulated amortization	2d,2k,2n,2aa,11	3,089	3,056
Deferred tax assets - net	2t,26	769	201
Total Non-current Assets		131,910	118,261
TOTAL ASSETS		179,611	166,173
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade payables	2o,2u,12,37
Related parties	2c,31	1,547	2,075
Third parties		11,971	11,919
Other payables	2u,37	172	290
Taxes payable	2t,26	2,954	3,273
Accrued expenses	2c,2u,13,31,37	11,283	8,247
Unearned income	2r,14	5,563	4,360
Advances from customers and suppliers	2c,31	840	805
Short-term bank loans	2c,2m,2p,2u,15a,31,37	911	602
Current maturities of long-term borrowings	2c,2m,2p,2u,15b,31,37	4,521	3,842
Total Current Liabilities		39,762	35,413
NON-CURRENT LIABILITIES
Deferred tax liabilities - net	2t,26	745	2,110
Unearned income	2r,14	425	371
Other liabilities		29	11
Long service award provisions	2s,30	613	501
Pension benefits and other post-employment benefits	2s,29	6,126	4,171
Long-term liabilities - net of current maturities	2c,2m,2p,2u,16,31,37	26,367	30,168
Total Non-current Liabilities		34,305	37,332
TOTAL LIABILITIES		74,067	72,745
EQUITY
Capital stock	1c,18	5,040	5,040
Additional paid-in capital	2v,19	4,931	2,935
Treasury stock	2v,20	(2,541)	(3,804)
Other equity	2f,2u,21	339	508
Retained earnings
Appropriated	28	15,337	15,337
Unappropriated		61,278	55,120
Net equity attributable to:
Owners of the Parent Company		84,384	75,136
Non-controlling interests	2b,17	21,160	18,292
TOTAL EQUITY		105,544	93,428
TOTAL LIABILITIES AND EQUITY		179,611	166,173

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the YearEnded December 31, 2016

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

	Notes	2016	2015
REVENUES	2c,2r,22,31	116,333	102,470
Operations, maintenance and telecommunication service expenses	2c,2r,24,31	(31,263)	(28,116)
Depreciation and amortization expenses	2k,2l,2m,9,11	(18,532)	(18,534)
Personnel expenses	2c,2r,2s,23,31	(13,612)	(11,874)
Interconnection expenses	2c,2r,31	(3,218)	(3,586)
General and administrative expenses	2c,2r,25,31	(4,610)	(4,204)
Marketing expenses	2r	(4,132)	(3,275)
Losson foreign exchange - net	2q	(52)	(46)
Other income	2l,2r,9c	750	1,500
Other expenses	2r,9c	(2,469)	(1,917)
OPERATING PROFIT		39,195	32,418
Finance income	2c,31	1,716	1,407
Finance costs	2c,2p,2r,31	(2,810)	(2,481)
Share of profit (losses) of associated companies	2f,8	88	(2)
PROFIT BEFORE INCOME TAX		38,189	31,342
INCOME TAX (EXPENSE) BENEFIT	2t,26
Current		(10,738)	(8,365)
Deferred		1,721	340
		(9,017)	(8,025)
PROFIT FOR THE YEAR		29,172	23,317
OTHER COMPREHENSIVE INCOME
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation	2f,2q,21	(40)	128
Change in fair value of available-for-sale financial assets	2u,21	0	(1)
Share of other comprehensive income of associated companies	2f,8	(1)	(2)
Other comprehensive income not to be reclassified to profit or loss in subsequent periods:
(Loss) gain actuarial - net	2s,29	(2,058)	506
Other comprehensive income - net of tax		(2,099)	631
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		27,073	23,948
Profit for the year attributable to:
Owners of the parent company		19,352	15,489
Non-controlling interests	2b,17	9,820	7,828
		29,172	23,317
Total comprehensive income for the year attributable to:
Owners of the parent company		17,331	16,130
Non-controlling interests	2b,17	9,742	7,818
		27,073	23,948
BASIC AND DILUTED EARNINGS PER SHARE
(in full amount)	2x,27
Net income per share		196.19	157.77
Net income per ADS (100 Series B shares per ADS)		19,619.11	15,777.00

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the Year Ended December 31, 2016

 (Figures in tables are expressed in billions of rupiah, unless otherwise stated)

		Attributable to owners of the parent company
						Retained earnings
Descriptions	Notes	Capitalstock	Additionalpaid-incapital	Treasurystock	Otherequity	Appropriated	Unappropriated	Net	Non-controllinginterests	Totalequity
Balance, January 1, 2016		5,040	2,935	(3,804)	508	15,337	55,120	75,136	18,292	93,428
Capital contribution		-	-	-	-	-	-	-	10	10
Acquisition of non-controlling interest	1d	-	-	-	(129)	-	-	(129)	(9)	(138)
Cash dividends	2w,28	-	-	-	-	-	(11,213)	(11,213)	(7,058)	(18,271)
Sale of treasury stock	20	-	1,996	1,263	-	-	-	3,259	-	3,259
Profit for the year	2b,17	-	-	-	-	-	19,352	19,352	9,820	29,172
Other comprehensive income	2f,2q,2s,2u,17	-	-	-	(40)	-	(1,981)	(2,021)	(78)	(2,099)
Balance, December 31, 2016		5,040	4,931	(2,541)	339	15,337	61,278	84,384	21,160	105,544

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

For theYear Ended December 31, 2015

 (Figures in tables are expressed in billions of rupiah, unless otherwise stated)

		Attributable to owners of the parent company
						Retained earnings
Descriptions	Notes	Capitalstock	Additionalpaid-incapital	Treasurystock	Otherequity	Appropriated	Unappropriated	Net	Non-controllinginterests	Totalequity
Balance, January 1, 2015		5,040	2,899	(3,836)	381	15,337	47,900	67,721	18,271	85,992
Investments in associated entities		-	-	-	-	-	-	-	34	34
Cash dividends	2w, 28	-	-	-	-	-	(8,783)	(8,783)	(7,831)	(16,614)
Sales of treasury stock	20	-	36	32	-	-	-	68	-	68
Profit for the year	2b,17	-	-	-	-	-	15,489	15,489	7,828	23,317
Other comprehensive income	2f,2q,2s,2u,17	-	-	-	127	-	514	641	(10)	631
Balance, December 31, 2015		5,040	2,935	(3,804)	508	15,337	55,120	75,136	18,292	93,428

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW

For the Year Ended December 31, 2016

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

	Notes	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts of revenues from:
Customers		113,288	98,002
Other operators		2,828	2,700
Total cash receipts of revenues		116,116	100,702
Interest income received		1,736	1,386
Cash payments for expenses		(42,433)	(35,922)
Cash payments to employees		(11,207)	(10,940)
Payments for corporate and final income taxes		(11,304)	(9,299)
Payments for interest costs		(3,455)	(2,623)
Payments for value added taxes - net		(2,696)	(210)
Other cash receipts - net		474	575
Net cash provided by operating activities		47,231	43,669
CASH FLOWS FROM INVESTING ACTIVITIES
Redemption in time deposits and assets available-for-sale		2,159	-
Proceeds from sale of property and equipment	9	765	733
Proceeds from insurance claims	9	60	119
Dividends received from associated company	8	23	18
Acquisition of property and equipment	9,39	(26,787)	(26,499)
(Increase)decrease in advances for purchases of property and equipment		(1,338)	(67)
Acquisition of intangible assets	11,39	(1,098)	(1,439)
Placements in time deposits and assets available-for-sale		(983)	(146)
Acquisition of non-controlling interests in subsidiaries	1d	(138)	-
Acquisition of business – net of acquired cash	1d	(137)	(114)
Acquisition of long-term investments	8	(43)	(62)
(Increase) Decrease in other assets		(40)	36
Net cash used in investing activities		(27,557)	(27,421)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loans and other borrowings	15,16	7,479	20,561
Treasury stock	20	3,259	68
Capital contribution of non-controlling interests in subsidiaries		183	5
Cash dividends paid to the Company’s stockholders	28	(11,213)	(8,783)
Repayments of loans and other borrowings	15,16	(10,555)	(10,427)
Cash dividends paid to non-controlling interests of subsidiaries		(7,058)	(7,831)
Net cash used in financing activities		(17,905)	(6,407)
NET INCREASE IN CASH AND CASH EQUIVALENTS		1,769	9,841
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		(119)	604
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3	28,117	17,672
CASH AND CASH EQUIVALENTS AT END OF YEAR	3	29,767	28,117